

July 29, 2009

Darrell G. Swanigan
President and Chief Executive Officer
First Bankshares, Inc.
3535 Bridge Road
Suffolk, VA 23439

> **Re: First Bankshares, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 2, 2009**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **File No. 000-53380**

Dear Mr. Swanigan:

  We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

General

1.	We note that First Bankshares will be the surviving legal entity in the merger and that its name will be changed to Xenith Bankshares following completion of the merger. We also note that the First Bankshares articles of incorporation and bylaws will be amended and restated at the effective time of the merger to effectuate a number of changes. Rule 14a-4(a)(3) requires you to identify clearly and impartially each separate matter intended to be acted upon. Please revise your proxy accordingly to unbundle the material changes resulting from the adoption of the new articles of incorporation for Xenith Bankshares.

2.	Please note the updating requirements of Rule 3-12 of Regulation S-X.

3.	Please confirm that First Bankshares projections have not been provided to Xenith, or include them in the filing.

Summary, page 1

4.	This section should be called Summary Term Sheet. Please revise.

5.	Please revise the introductory language to indicate that the summary highlights all material matters contained in the proxy statement, not "selected information."

6.	At or near the beginning of this section, clearly and briefly inform shareholders that the merger is conditioned on Xenith Corporation completing an offering resulting in gross proceeds available of not less than $40.0 million. State whether this condition has been satisfied.

Risk Factors, page 17

General

7.	Please revise the risk factors section to address separately the risks for First Bankshares shareholders and Xenith shareholders.

The operating performance and financial position..., page 17

8.	Please revise to specifically clarify or quantify the "material increase in First Bancshares' allowance for loan losses" that would not obligate Xenith to complete the merger.

Although the merger is conditioned on Xenith Corporation having raised..., page 18

9.   Please reconcile this risk factor with the disclosures contained in the Unaudited Condensed Combined Financial Information beginning on page 36, and the notes thereto, as well as the disclosure under "Private Offering" on page 148. This risk factor estimates that approximately $30.98 million of the $47.58 million of gross proceeds from the Xenith Corporation offering will consist of cash available for use in operations after the merger. Note 4 to the pro forma information indicates that the net proceeds from the Xenith Corporation offering were $41.54 million and that this amount has been allocated to Cash and Cash Equivalent and Securities Available for Sale in the pro forma presentation. We also note that Note 2 refers to the $41.54 million as "gross proceeds." The "Private Offering" section indicates that gross cash proceeds from the offering equaled approximately $36.8 million.

Following the completion of the merger, BankCap Partners Fund..., page 32

10.   Please disclose the estimated post-merger exercise price of the warrants to purchase Xenith Bankshares common stock that will be owned by BankCap Partners Fund.

Unaudited Pro Forma Condensed Combined Financial Information

Pro Forma Condensed Combined Balance Sheet as of March 31, 2009

Note 4 – Pro Forma Adjustments, page 42

11.   Please tell us how your reverse acquisition accounting is appropriate under paragraphs A108-A129 of FAS 141(R). Specifically, tell us how you applied paragraph A111 in your adjustments to reflect changes in shareholders' equity. Please address (a) – (e) in this paragraph and how your accounting is appropriate under this guidance.

Comparative Per Share Data, page 45

12.   The first paragraph of this section indicates that one part of the table shows information on an "equivalent pro forma combined basis for Xenith Bankshares." However, in the table itself, this information is labeled as "Xenith Corporation Equivalent Pro Forma." Please revise.

Background of the Merger, page 62

13.   This section appears to be written predominantly from Xenith's point of view. Please revise to give at least equal weight to events occurring at First Bankshares

during the time period covered. Among other things, describe any alternative transactions that were under consideration. In this regard, we note from other filings that First Bankshares had been approved for participation in the U.S. Treasury Department's Capital Purchase Program but withdrew its application following entry into the merger agreement.

Opinion of First Bankshares' Financial Advisor, page 70

14.   Please describe any material relationship that existed during the past two years between First Bankshares and Anderson & Strudwick, Inc. If any, also describe and quantify the amounts paid to A&S for work over the past two years.

15.   Please identify the eight comparable transactions.

Proposal II – Election of Directors of First Bankshares

Interest of Management in Certain Transactions, page 116

16.   Please revise to disclose, if accurate, that the loans to executive officers, directors and their associates were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to SuffolkFirst Bank. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

17.   Please include the information required by Item 404(b) of Regulation S-K.

Description of Xenith Bankshares Capital Stock, page 150

18.   You may not qualify your description by reference to the applicable provisions of Virginia law. Please delete this reference from the introductory language and ensure that this section describes all of the material terms of Xenith Bankshares common stock.

Comparative Rights of Shareholders, page 154

19.   You may not qualify your summary by reference to the applicable provisions of Virginia law. Also, it may not be qualified by reference to the respective governing corporate instruments of the parties unless they are attached to the proxy statement and a cross-reference is provided. Please revise accordingly and ensure that this section describes all of the material differences in shareholder rights.

Where You Can Find Additional Information, page 172

20. Information may be incorporated by reference only in the manner and to the extent specifically permitted under Schedule 14A. In addition, a document that is attached as an annex to the proxy statement is not incorporated by reference. Please revise to remove all references to incorporation by reference, both in this section and elsewhere. Refer to Note D to Schedule 14A.

Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009

General

21. We note that certain exhibits to the First Bankshares Form 10-K have not been filed with the Commission. You can only incorporate by reference exhibits filed with the Commission. See Exchange Act Rule 12b-32. Please file the exhibits that have not been filed with the Commission.

22. Please revise future filings to fully comply with the disclosure requirements of Guide III. Specifically, please make sure your future filings include all the disclosure requirements in Sections I.C., II.B., III.C., and IV.A and B.

Notes to Consolidated Financial Statements

Securities

23. Please revise future filings to include the disclosures required by paragraph 17.a of FASB Staff Position Nos FAS 115-1 and FAS 124-1 (as amended) concerning the duration investments have been in an unrealized loss position. Show us what your revision will look like in your response.

24. We note significant unrealized losses in your mortgage backed securities and corporate securities portfolios. Please provide us with a detailed description of the other-than-temporary impairment analysis you performed on these securities as of December 31, 2008 and March 31, 2009. Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal or greater than the carrying value of the instrument.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294, or David Irving, Staff Accountant, at (202) 551-3321 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief